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                         INDEPENDENT AUDITORS' CONSENT

The Board of Directors and Shareholders:
  Lancaster Group, Inc.:

     We consent to the inclusion of our report dated February 23, 1996, with respect to the balance sheets of Lancaster Group, Inc. as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1995, which report appears in the Form S-1 of West Coast Entertainment Corporation related to the registration of 5,000,000 shares of Common Stock and to the reference to our firm under the heading "Experts" in the prospectus.

     Our report refers to a change in the method of accounting for videocassettes and games.

                                          KPMG Peat Marwick LLP

Louisville, Kentucky
October 28, 1996